UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Loma Negra Compañía Industrial Argentina S.A.

(Name of Issuer)

LOMA

(Title of Class of Securities)

54150E104

(CUSIP Number)

June 22, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Pampa Energía Bolivia S.A.

1	Names of Reporting Persons.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Bolivia

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 140,585
6 Shared Voting Power 0
7 Sole Dispositive Power 140,585
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 140,585
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.025% (1)
12	Type of Reporting Person (See Instructions) CO

(1) Based on 566,026,490 outstanding Loma shares.

Comercializadora e Inversora S.A.

1	Names of Reporting Persons.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Argentina

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 30,060,910
6 Shared Voting Power 0
7 Sole Dispositive Power 30,060,910
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,060,910
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.31% (1)
12	Type of Reporting Person (See Instructions) CO

(1) Based on 566,026,490 outstanding Loma shares.

Pampa Energía S.A.

1	Names of Reporting Persons.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Argentina

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 30,201,495
7 Sole Dispositive Power 0
8 Shared Dispositive Power 30,201,495

9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,201,495
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.335% (1)
12	Type of Reporting Person (See Instructions) CO

(1) Based on 566,026,490 outstanding Loma shares.

Item 1.

(a)       Name of Issuer

Loma Negra Compañía Industrial Argentina S.A.

(b)       Address of Issuer’s Principal Executive Offices

355 Cecilia Grierson Street, City of Buenos Aires, Argentina

Item 2.

(a)        Name of Person Filing

Pampa Energía S.A.

(b)       Address of Principal Business Office or, if none, Residence

1 Maipú Street, City of Buenos Aires, Argentina

(c)       Citizenship

Argentina

(d)       Title of Class of Securities

LOMA

(e)       CUSIP Number

54150E104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount Beneficially Owned

30,201,495

(b)       Percent of Class

5.335%

(c)       Number of shares as to which such person has:

566,026,490

Item 5.	Ownership of Five Percent or Less of a Class

5.335%

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Pampa Energía Bolivia S.A., a company registered in Santa Cruz de la Sierra, Bolivia, is a subsidiary owned 100% by Pampa Energía S.A. Its corporate purpose is to carry out, both in Bolivia and abroad, investment activities in companies and other activities related to its main line of business.

Comercializadora e Inversora S.A., a company registered in the City of Buenos Aires, Argentina, is a subsidiary owned 100%, directly and indirectly, by Pampa Energía S.A. Its corporate purpose is to carry out investment, commercial, and other activities related to its main line of business.

Item 8.	Identification and Classification of Members of the Group

Pampa Energía S.A. a company registered in the City of Buenos Aires, Argentina, is an independent and integrated energy company of Argentina with participation in the electricity and gas value chains.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2023

Pampa Energía S.A.

By:	/s/
Name: Gustavo Mariani
Title: CEO